

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Via E-mail
Thomas Burns
Senior Vice President, Finance and Chief Financial Officer
Xoma Corporation
2200 Powell Street, Suite 310
Emeryville, California 94608

Re: Xoma Corporation
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.1 - Royalty Purchase Agreement dated September 26, 2019 between XOMA (US) LLC and Palobiofarma, S.L.
Exhibit 10.2 - Separation Agreement dated August 31, 2019 between the Company and Dee Datta
Filed November 5, 2019
File No. 000-14710

Dear Mr. Burns:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance